SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AXION INTERNATIONAL HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

WARRANTS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

Underlying Common Stock: 05462D

(CUSIP Number of Class of Securities)

Donald Fallon

Chief Financial Officer

Axion International Holdings, Inc.

4005 All American Way

Zanesville, Ohio 43701

(740) 452-2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark J. Wishner, Esq.

Greenberg Traurig, LLP

1750 Tysons Boulevard

McLean, Virginia 22102

Tel: (703) 749-1352

Fax: (703) 714-8359

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,269,790	$3,254.75

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that Warrants to purchase 47,660,256 shares of Common Stock, no par value, of Axion International Holdings, Inc. will be exchanged pursuant to this offer for an aggregate number of 35,818,271 shares of Axion International Holdings, Inc. common stock having a value of $25,269,790. The actual transaction value will be based on the number of Warrants tendered, if any, which may result in a lesser aggregate amount. The transaction value set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,254.75	Filing Party:	Axion International Holdings, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	May 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Axion International Holdings, Inc., a Colorado corporation (the “Company”), to exchange warrants to purchase no par value shares of common stock of the Company (“Warrants”) for shares of common Stock. The number of shares of Common Stock exchanged for the Warrants shall equal 14.17707 shares for every $10.00 of value attributed to the Warrants tendered in exchange. The value of the Warrants shall be based upon the Black-Scholes Option Pricing Model with the value assigned to our outstanding Warrants set forth on Schedule A to the Offer to Exchange, upon the terms and conditions and subject to the conditions described in the Offer to Exchange and in the related Letter of Transmittal.

This tender offer is being made to all holders of the Company’s outstanding Warrants none of which are publicly traded Warrants. These Warrants have been issued between December 11, 2008 and April 8, 2014. The Warrants are currently exercisable for 47,660,256 shares of common stock.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Exchange and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(iii), respectively, is incorporated into this Schedule TO by reference, in answer to all of the items on this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in Section I (“Summary of Terms”) in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Axion International Holdings, Inc., a Colorado corporation, and the address of its principal executive office is 4005 All American Way, Zanesville, Ohio 43701. The Company’s telephone number is (740) 452-2500.

(b) Securities. The information set forth in Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Exchange is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section III.10 (“Price Range of Common Stock Underlying Warrants”) in the Offer to Exchange is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The Company’s address and telephone number are set forth in Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each person is c/o 4005 All American Way, Zanesville, Ohio 43701 and the telephone number for each such person is (740) 452-2500.

Name	Position

Steven Silverman	Chief Executive Officer, President and Director

Donald Fallon	Chief Financial Officer and Treasurer

Claude Brown	Chief Operating and Technology Officer

Perry Jacobson	Director and Chairman

Thomas Bowersox	Director and Secretary

Anthony Hatch	Director

Allen Hershkowitz	Director

Allen Kronstadt	Director

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Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under Sections III.1 through III.17 of the Offer is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. Allen Kronstadt and Perry Jacobson, directors, hold 13,023,243 and 107,500 Warrants, respectively. No executive officers hold any Warrants.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning the Company’s Securities”) is incorporated herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Warrants Acquired by Us in the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. No funds will be used by the Company in connection with the Offer other than funds used to pay the expenses of the Offer.

(b) Conditions. The information set forth in the Offer to Exchange under Section III.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

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Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Exchange under Section III.14 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

The information set forth in the Offer to Exchange under Section III.15 (“Financial Statements”) in incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Exchange and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Exhibit Name

(a)(1)(i)*	Offer to Exchange Warrants for Shares of Common Stock, dated May 16, 2014
(a)(1)(i)(A)**	Amended and Restated Offer to Exchange Warrants for Shares of Common Stock, dated May 28, 2014

(a)(1)(ii)*	Form of Introductory Letter

(a)(1)(iii)*	Form of Letter of Transmittal
(a)(1)(iii)(A)**	Amended and Restated Form of Letter of Transmittal

(a)(1)(iv)*	Form of Election Withdrawal Notice
(a)(1)(iv)(A)**	Amended and Restated Form of Election Withdrawal Notice

(a)(2)-(a)(5)	Not applicable.

(b)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.
**	Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXION INTERNATIONAL HOLDINGS, INC.

By:	/s/ Donald Fallon
Name: Donald Fallon
Title: Chief Financial Officer

Date: May 28, 2014

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EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(i)*	Offer to Exchange Warrants for Shares of Common Stock dated May 16, 2014
(a)(1)(i)(A)**	Amended and Restated Offer to Exchange Warrants for Shares of Common Stock dated May 28, 2014

(a)(1)(ii)*	Form of Introductory Letter

(a)(1)(iii)*	Form of Letter of Transmittal
(a)(1)(iii)(A)**	Amended and Restated Form of Letter of Transmittal

(a)(1)(iv)*	Form of Election Withdrawal Notice
(a)(1)(iv)(A)**	Amended and Restated Form of Election Withdrawal Notice

(a)(2)-(a)(5)	Not applicable.

(b)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed
**	Filed herewith.

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